                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               UNITED FOODS, INC.
                              (Name of the Issuer)

                               UNITED FOODS, INC.
                                  PICTSWEET LLC
                              UF ACQUISITION CORP.
                               JAMES I. TANKERSLEY
                               EDNA W. TANKERSLEY
                                DARLA T. DARNALL
                                KELLE T. NORTHERN
                               JAMES W. TANKERSLEY

                       (Name of Persons Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                               CLASS A 910365 30 3
                               CLASS B 910365 10 5

                      (CUSIP Number of Class of Securities)

                                   B.M. ENNIS
                                    PRESIDENT
                               UNITED FOODS, INC.
                               TEN PICTSWEET DRIVE
                           BELLS, TENNESSEE 39006-0119
                                 (901) 422-7600

                               JAMES I. TANKERSLEY
                               TEN PICTSWEET DRIVE
                           BELLS, TENNESSEE 39006-0119
                                 (901) 422-7600

                                 With copies to:

    JAMES H. CHEEK, III                                  SAM D. CHAFETZ
   BASS, BERRY & SIMS PLC                                WARING COX, PLC
  2700 FIRST AMERICAN CENTER                          50 NORTH FRONT STREET
NASHVILLE, TENNESSEE 37238-2700                             SUITE 1300
      (615) 742-6200                              MEMPHIS, TENNESSEE 38103-1190
                                                          (901) 543-8000
                                   ----------

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


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This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [[Section]
       240.13e(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].


                         Calculation of Filing Fee
                         -------------------------

         Transaction Valuation (1):               $  14,897,799
         Amount of Filing Fee (2):                $       2,980

(1) Estimated solely for purposes of calculating the filing fee and pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction applies to an aggregate of 4,256,514 shares of common stock, of which 2,617,243 shares are Class A common stock, par value $1.00 per share, and 4,192,686 shares are Class B common stock, par value $1.00 per share (the "Class A Common Stock" and "Class B Common Stock," respectively, and together, the "Common Stock"), of United Foods, Inc. calculated as follows: the sum of (i) 2,617,243 shares of Class A Common Stock issued and outstanding (less 0 shares of Class A Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates) and (ii) an aggregate of 1,639,271 shares of Class B Common Stock calculated as follows: 4,192,686 shares of Class B Common Stock issued and outstanding (less 2,553,415 shares of Class B Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates).

(2) The proposed maximum aggregate value of the transaction is $14,897,799 calculated as follows: the sum of (i) the product of (a) 2,617,243 shares of Class A Common Stock issued and outstanding (less 0 shares of Class A Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates) and (b) $3.50, and (ii) the product of (a) 4,192,686 shares of Class B Common Stock issued and outstanding (less 2,553,415 shares of Class B Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates) and (b) $3.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $_______

Filing Party: _______________

Form or Registration No.: _____________

Proxy Statement File No.: _______

Date Filed: ________, 1999.


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                                  INTRODUCTION

This Rule 13e-3 Transaction Statement (as amended, the "Statement") is being filed by United Foods, Inc., a Delaware corporation (the "Company"), Pictsweet LLC, a Delaware limited liability company, UF Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Pictsweet LLC and James I. Tankersley, Edna W. Tankersley, James W. Tankersley, Darla T. Darnall and Kelle
T. Northern (the "Jim Tankersley Family"), in connection with the proposed merger (the "Merger") of UF Acquisition Corp. with and into the Company, pursuant to the Agreement and Plan of Merger dated as of May 14, 1999 (the "Merger Agreement"), among the Company, Pictsweet LLC and UF Acquisition Corp.

The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Company's preliminary proxy statement (the "Proxy Statement") simultaneously being filed with the Securities and Exchange Commission (the "Commission") in connection with the proposed Merger, which contains information required to be included in response to items of this Statement. A copy of the Proxy Statement is attached hereto as Exhibit 17(d). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Company or its advisors, or actions or events with respect to any of them, was provided by the Company, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Jim Tankersley Family, Pictsweet LLC, UF Acquisition Corp. or their affiliates, or actions or events with respect to them, was provided by the Jim Tankersley Family. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the preliminary Proxy Statement is intended to be solely for the information and use of the Commission, and should not be relied upon by any other person for any purpose. Capitalized terms used but not defined in this statement shall have the respective meanings given them in the Proxy Statement.

CROSS REFERENCE SHEET

Item in Schedule 13E-3     Caption in Proxy Statement
                           --------------------------

Item 1(a)                  Cover Page; Summary - The Parties.

Item 1(b)                  Cover Page; Summary - The Special Meeting - Record Date and Voting; The Special
                           Meeting - Record Date and Voting; Market Price and Dividend Information.

Item 1(c)-(d)              Market Price and Dividend Information.

Item 1(e)                  Not Applicable.

Item 1(f)                  Certain Transactions in the Common Stock.

Item 2(a)-(d), (g)         Summary - The Parties; Directors and Executive Officers of the Company, Pictsweet
                           LLC and UF Acquisition Corp. - Information Concerning Directors and Executive
                           Officers of the Company; Directors and Executive Officers of the Company,
                           Pictsweet LLC and UF Acquisition Corp. - Information Concerning Directors and
                           Executive Officers of Pictsweet LLC and UF Acquisition Corp; Directors and
                           Executive Officers of the Company, Pictsweet LLC and UF Acquisition Corp. -
                           Information Concerning Directors and Executive Officers of the Surviving
                           Corporation.

Item 2(e)-(f)              Not Applicable.


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
Item 3(a)(1)                     Not applicable.

Item 3(a)(2) - (b)               Special Factors - Background of the Merger; Special Factors - Recommendation of
                                 the Special Committee; Special Factors - Recommendation of the Board of Directors;
                                 The Merger Agreement; Appendix A - The Merger Agreement; Certain Transactions in the Common Stock.

Item 4(a)-(b)                    Questions and Answers About the Merger;  Summary; Special Factors - Purpose and
                                 Structure of the Merger; Special Factors - Interests of Certain Persons in the Merger;
                                 Special Factors - Certain Effects of the Merger; Special Factors - Certain Federal
                                 Income Tax Consequences; The Merger Agreement; Appraisal Rights; Appendix A - The Merger
                                 Agreement.

Item 5(a), (b), (d) and (e)      Special Factors - Plans for the Company After the Merger; Special Factors - Certain
                                 Effects of the Merger.

Item 5(c), (f) and (g)           Summary - Special Factors - Certain Effects of the Merger; Special Factors - Interests
                                 of Certain Persons in the Merger - Directors and Officers; Special Factors - Certain
                                 Effects of the Merger.

Item 6(a) - (b)                  Special Factors - Sources of Funds; Fees and Expenses; The Merger Agreement -
                                 Fees and Expenses.

Item 6(c)                        Special Factors - Sources of Funds; Fees and Expenses; Appendix A - The Merger
                                 Agreement.

Item 6(d)                        Not Applicable.

Item 7(a)                        Summary - Special Factors - Purpose and Structure of the Merger; Special Factors -
                                 Background of the Merger; Special Factors - Purpose and Structure of the Merger;
                                 Special Factors - Plans for the Company After the Merger; Special Factors -
                                 Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp.
                                 on the Merger.

Item 7(b)                        Special Factors - Background of the Merger; Special Factors - Purpose and Structure
                                 of the Merger; Special Factors - Plans for the Company After the Merger; Special Factors -
                                 Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. on the
                                 Merger.

Item 7(c)                        Summary - Special Factors - Purpose and Structure of the Merger; Special Factors -
                                 Background of the Merger; Special Factors - Purpose and Structure of the Merger; Special
                                 Factors - Recommendation of the Special Committee; Special Factors - Recommendation of
                                 the Board of Directors; Special Factors - Plans for the Company After the Merger; Special
                                 Factors - Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp.
                                 on the Merger; The Special Meeting - Vote Required; Revocability of Proxies.

Item 7(d)                        Summary - Special Factors - Purpose and Structure of the Merger; Summary - Special
                                 Factors - Certain Effects of the Merger; Summary - Special Factors - Certain U.S.
                                 Federal Income Tax Consequences; Summary - The Merger; Special Factors - Purpose and Structure
                                 of the Merger; Special Factors - Plans for the Company After



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
                                the Merger; Special Factors - Certain Effects of the Merger; Special Factors - Certain
                                Federal Income Tax Consequences; The Merger Agreement.

Item 8(a) - (b)                 Summary - Special Factors - Recommendation of the Special Committee; Summary -
                                Special Factors -  Recommendation of the Board of Directors; Special Factors -
                                Background of the Merger; Special Factors - Purpose and Structure of Merger;
                                Special Factors - Recommendation of the Special Committee; Special Factors -
                                Recommendation of the Board of Directors; Special Factors - Opinion of the Special
                                Committee's Financial Advisor; Appendix B - Fairness Opinion of J.C. Bradford &
                                Co., L.L.C.

Item 8(c)                       Summary - The Special Meeting - Vote Required; Revocability of Proxies; Summary
                                - Special Factors - Recommendation of the Special Committee; Summary - Special
                                Factors - Recommendation of the Board of Directors; Special Factors -
                                Recommendation of the Special Committee; Special Factors - Recommendation of
                                the Board of Directors; The Special Meeting - Vote Required; Revocability of
                                Proxies.

Item 8(d)                       Summary - Special Factors - Recommendation of the Special Committee; Summary -
                                Special Factors - Recommendation of the Board of Directors; Summary - Special
                                Factors - Opinion of the Financial Advisor to the Special Committee; Special Factors -
                                Background of the Merger; Special Factors - Recommendation of the Special
                                Committee; Special Factors - Recommendation of the Board of Directors; Special
                                Factors - Opinion of the Special Committee's Financial Advisor; Appendix B -
                                Fairness Opinion of J.C. Bradford & Co., L.L.C.

Item 8(e)                       Summary - Special Factors - Recommendation of the Special Committee; Summary - Special
                                Factors - Recommendation of the Board of Directors; Special Factors - Recommendation of the
                                Special Committee; Special Factors - Recommendation of the Board of Directors.

Item 8(f)                       Not Applicable.

Item 9(a)-(c)                   Summary - Special Factors - Opinion of the Financial Advisor to the Special Committee;
                                Special Factors - Background of the Merger; Special Factors - Recommendation of the Special
                                Committee; Special Factors - Recommendation of the Board of Directors; Special Factors -
                                Opinion of the Special Committee's Financial Advisor; Appendix B - Fairness Opinion of J.C.
                                Bradford & Co., L.L.C.

Item 10(a)                      Special Factors - Interests of Certain Persons in the Merger; Security Ownership of
                                Management and Certain Beneficial Owners.

Item 10(b)                      Certain Transactions in the Common Stock.

Item 11                         Summary - The Special Meeting - Record Date and Voting; Summary - The Special
                                Meeting - Vote Required; Revocability of Proxies; Special Factors - Background of
                                the Merger; Special Factors - Sources of Funds; Fees and Expenses; Special Factors -
                                Interests of Certain Persons in the Merger; The Special Meeting - Record Date and
                                Voting; The Special Meeting - Vote Required; Revocability of Proxies; The Merger
                                Agreement; Certain Transactions in the Common Stock; Appendix A - The Merger
                                Agreement.

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
Item 12(a) - (b)                Summary - The Special Meeting - Vote Required; Revocability of Proxies; Summary -
                                Special Factors; Summary - Appraisal Rights; Summary - The Special Meeting -
                                Interests of Certain Persons in the Merger; The Special Meeting - Appraisal Rights;
                                The Special Meeting - Vote Required; Revocability of Proxies; Special Factors -
                                Background of the Merger; Special Factors - Recommendation of the Special
                                Committee; Special Factors - Recommendation of the Board of Directors; Special
                                Factors - Interests of Certain Persons in the Merger.

Item 13(a)                      Summary - Appraisal Rights; Appraisal Rights; Statement of appraisal rights
                                (incorporated by reference to Appendix C to the Proxy Statement attached hereto as
                                Exhibit 17(d)).

Item 13(b) - (c)                Not Applicable.

Item 14(a)                      Summary - Summary Historical and Unaudited Pro Forma Financial Information - Summary
                                Historical Financial Information; Selected Historical Financial Data; Financial
                                Statements and Supplementary Data.

Item 14(b)                      Summary - Summary Historical and Unaudited Pro Forma Financial Information - Pro
                                Forma Effect of Proposed Merger.

Item 15(a) - (b)                Special Factors - Sources of Funds; Fees and Expenses; The Special Meeting -
                                Solicitation of Proxies; The Merger Agreement - Fees and Expenses.

Item 16                         The information set forth in the Proxy Statement is incorporated herein by reference.

Item 17(a)                      First American National Bank Commitment Letter dated May 21, 1999 (attached hereto as Exhibit 17(a)).

Item 17(b)                      Opinion of J.C. Bradford & Co., L.L.C., dated May 14, 1999 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d));
                                Report of the Special Transaction Committee of the Board of Directors of United
                                Foods, Inc., dated May 10, 1999 (attached hereto as Exhibit 17(b)(2)); Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co.,
                                L.L.C., dated May 10, 1999 (attached hereto as Exhibit 17(b)(3)); Fairness Opinion of
                                J.C. Bradford & Co., L.L.C., dated January 20, 1999 (attached hereto as
                                Exhibit 17(b)(4)); Information for the Special Committee of the Board of Directors
                                prepared by J.C. Bradford & Co., L.L.C., dated January 20, 1999 (attached hereto as
                                Exhibit 17(b)(5)); Information for the Special Committee of the Board of Directors
                                prepared by J.C. Bradford & Co., L.L.C., dated December 21, 1998 (attached hereto as Exhibit 17(b)(6)); Information for the Special Committee of the Board of Directors
                                prepared by J.C. Bradford & Co., L.L.C., dated December 8, 1998 (attached hereto as
                                Exhibit 17(b)(7)); Information for the Special Committee of the Board of Directors
                                prepared by J.C. Bradford & Co., L.L.C., dated November 18, 1998 (attached hereto as Exhibit 17(b)(8)); Information for the Special Committee of the Board of Directors

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
                                prepared by J.C. Bradford & Co., L.L.C., dated October 14, 1998 (attached hereto as
                                Exhibit 17(b)(9)); Information for the Special Committee of the Board of Directors
                                prepared by J.C. Bradford & Co., L.L.C., dated October 5, 1998 (attached hereto as
                                Exhibit 17(b)(10)).

Item 17(c)                      Agreement and Plan of Merger, dated as of May 14, 1999, among the Company,
                                Pictsweet LLC and UF Acquisition Corp. (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).

Item 17(d)                      Preliminary copy of Notice of Special Meeting of Stockholders, Proxy Statement and
                                form of Proxy for the Special Meeting of Stockholders of the Company (attached hereto as Exhibit 17(d)).

Item 17(e)                      Statement of appraisal rights (Section 262 of the Delaware General Corporation Law)
                                (incorporated by reference to Appendix C to the Proxy Statement attached hereto as
                                Exhibit 17(d)).

Item 17(f)                      Not Applicable.

ITEM 1.               Issuer and Class of Security Subject to the Transaction.

(a) The information set forth in "Cover Page" and "Summary - The Parties" in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "Cover Page," "Summary - The Special Meeting - Record Date and Voting," "The Special Meeting - Record Date and Voting," and "Market Price and Dividend Information" in the Proxy Statement is incorporated herein by reference.

(c) - (d) The information set forth in "Market Price and Dividend
          Information" in the Proxy Statement is incorporated herein by reference.

(e)       Not applicable.

(f) The information set forth in "Certain Transactions in the Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 2.               Identity and Background.

          This Statement is being jointly filed by the Company (the issuer of the classes of equity securities which are the subject of the transaction), Pictsweet LLC, UF Acquisition Corp. (a wholly-owned subsidiary of Pictsweet LLC) and the members of the Jim Tankersley Family.

(a) - (d) The information set forth in "Summary - The Parties," "Directors and and (g) Executive Officers of the Company, Pictsweet LLC and UF Acquisition Corp. - Information Concerning Directors and Executive Officers of the Company," "Directors and Executive Officers of the Company, Pictsweet LLC and UF Acquisition Corp. - Information Concerning Directors and Executive Officers of Pictsweet LLC and UF Acquisition Corp," "Directors and Executive Officers of the Company, Pictsweet LLC and UF Acquisition Corp. - Information Concerning Directors and Executive Officers of the Surviving Corporation" in the Proxy Statement is incorporated herein by reference.


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(e) and  None of Company, Pictsweet LLC, UF Acquisition Corp., the members of
(f) the Jim Tankersley Family or, to the best of their knowledge, any executive officer, director or controlling person of the Company, Pictsweet LLC or UF Acquisition Corp. (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.               Past Contacts, Transactions or Negotiations.

(a)(1)   Not applicable.

(a)(2) - The information set forth in "Special Factors - Background of the
(b) Merger," "Special Factors - Recommendation of the Special Committee" "Special Factors - Recommendation of the Board of Directors," "The Merger Agreement," "Certain Transactions in the Common Stock" and "Appendix A - The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 4.               Terms of the Transaction.

(a) - (b) The information set forth in "Questions and Answers About the Merger," "Summary," "Special Factors - Purpose and Structure of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Certain Federal Income Tax Consequences," "The Merger Agreement," "Appraisal Rights" and "Appendix A - The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 5.               Plans or Proposals of the Issuer or Affiliate.

(a), (b), The information set forth in "Special Factors - Plans for the Company
(d) and   After the Merger" and "Special Factors - Certain Effects of the
(e)       Merger" in the Proxy Statement is incorporated herein by reference.

(c), (f)  The information set forth in "Summary - Special Factors - Certain and (g) Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger - Directors and Officers," and "Special Factors
          - Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 6.               Source and Amounts of Funds or Other Consideration.

(a) - (b) The information set forth in "Special Factors - Sources of Funds; Fees and Expenses" and "The Merger Agreement - Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "Special Factors - Sources of Funds; Fees and Expenses" and "Appendix A - The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

(d)       Not applicable.



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ITEM 7.               Purpose(s), Alternatives, Reasons and Effects.

(a) The information set forth in "Summary - Special Factors - Purpose and Structure of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purpose and Structure of the Merger," "Special Factors - Plans For the Company After the Merger," and "Special Factors
         - Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. on the Merger" in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "Special Factors - Background of the Merger," "Special Factors - Purpose and Structure of the Merger," "Special Factors - Plans For the Company after the Merger" and "Special Factors Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. on the Merger" in the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "Summary - Special Factors - Purpose and Structure of the Merger," "Special Factors - Background of the Merger," "Special Factors - Purpose and Structure of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors," "Special Factors - Plans For the Company after the Merger," "Special Factors - Perspective of the Jim Tankersley Family, Pictsweet LLC and UF Acquisition Corp. on the Merger" and "The Special Meeting - Vote Required; Revocability of Proxies" in the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "Summary - Special Factors - Purpose and Structure of the Merger," "Summary - Special Factors - Certain Effects of the Merger," "Summary - Special Factors - Certain U.S. Federal Income Tax Consequences," "Summary - The Merger," "Special Factors - Purpose and Structure of the Merger," "Special Factors - Plans for the Company After the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Certain Federal Income Tax Consequences" and "The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 8.               Fairness of the Transaction.

(a) - (b) The information set forth in "Summary - Special Factors - Recommendation of the Special Committee," "Summary - Special Factors - Recommendation of the Board of Directors," "Special Factors - Background of the Merger," "Special Factors - Purpose and Structure of Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors," "Special Factors - Opinion of the Special Committee's Financial Advisor ," and "Appendix B - Fairness Opinion of J.C. Bradford & Co., L.L.C." in the Proxy Statement is incorporated herein by reference.

(c) The information set forth in "Summary - The Special Meeting - Vote Required; Revocability of Proxies," "Summary - Special Factors - Recommendation of the Special Committee ," "Summary - Special Factors
          - Recommendation of the Board of Directors," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors" and "The Special Meeting - Vote Required; Revocability of Proxies" in the Proxy Statement is incorporated herein by reference.

(d) The information set forth in "Summary - Special Factors - Recommendation of the Special Committee," "Summary - Special Factors - Recommendation of the Board of Directors," "Summary - Special Factors Opinion of the Financial Advisor to the Special Committee," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors," "Special Factors - Opinion of the Special Committee's Financial Advisor" and "Appendix B - Fairness Opinion of J.C. Bradford & Co., L.L.C." in the Proxy Statement is incorporated herein by reference.


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



(e) The information set forth in "Summary - Special Factors - Recommendation of the Special Committee," "Summary - Special Factors - Recommendation of the Board of Directors," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors" in the Proxy Statement is incorporated herein by reference.

(f)       Not Applicable.

ITEM 9.               Reports, Opinions, Appraisals and Certain Negotiations.

(a) - (c) The information set forth in "Summary - Special Factors - Opinion of the Financial Advisor to the Special Committee," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors," "Special Factors - Opinion of the Special Committee's Financial Advisor" and "Appendix B - Fairness Opinion of J.C. Bradford & Co., L.L.C." in the Proxy Statement is incorporated herein by reference.

ITEM 10.              Interest in Securities of the Issuer.

(a) The information set forth in "Special Factors -Interests of Certain Persons in the Merger" and "Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

(b) The information set forth in "Certain Transactions in the Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

          The information set forth in "Summary - The Special Meeting - Record Date and Voting," "Summary - The Special Meeting - Vote Required; Revocability of Proxies," "Special Factors - Background of the Merger," "Special Factors - Sources of Funds; Fees and Expenses," "Special Factors - Interests of Certain Persons in the Merger," "The Special Meeting - Record Date and Voting," "The Special Meeting - Vote Required; Revocability of Proxies," "The Merger Agreement," "Certain Transactions in the Common Stock" and "Appendix A - The Merger Agreement" in the Proxy Statement is incorporated herein by reference.

ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

(a) - (b) The information set forth in "Summary - The Special Meeting - Vote Required; Revocability of Proxies," "Summary - Appraisal Rights," "Summary - The Special Meeting - Interests of Certain Persons in the Merger," "Special Meeting - Vote Required; Revocability of Proxies," "Special Factors - Background of the Merger," "Special Factors - Recommendation of the Special Committee," "Special Factors - Recommendation of the Board of Directors," "Special Factors - Interests of Certain Persons in the Merger," and "The Special Meeting
          - Vote Required; Revocability of Proxies," in the Proxy Statement is incorporated herein by reference.

ITEM 13.              Other Provisions of the Transaction.

(a) The information set forth in "Summary - Appraisal Rights," "Appraisal Rights" and "Appendix C - Statement of Appraisal Rights" in the Proxy Statement is incorporated herein by reference.

(b) - (c) Not applicable.



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



ITEM 14.              Financial Information.

(a) The information set forth in "Summary - Summary Historical and Unaudited Pro Forma Financial Information - Summary Historical Financial Information," "Selected Historical Financial Data" and "Financial Statements and Supplementary Data" in the Proxy Statement is incorporated herein by reference.

(b) "Summary - Summary Historical and Unaudited Pro Forma Financial Information - Pro Forma Effect of the Proposed Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 15.              Persons and Assets Employed, Retained or Utilized.

(a) - (b) The information set forth in "Special Factors - Sources of Funds; Fees and Expenses," "The Special Meeting - Solicitation of Proxies," and "The Merger Agreement - Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 16.              Additional Information.

         The information set forth in the Proxy Statement is incorporated herein by reference.


ITEM 17.              Material to be Filed as Exhibits.

(a)      First American National Bank Commitment Letter dated May 21, 1999.

(b)(1) Opinion of J.C. Bradford & Co., L.L.C., dated May 14, 1999 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).

(b)(2) Report of the Special Transaction Committee of the Board of Directors of United Foods, Inc., dated May 10, 1999.

(b)(3) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated May 10, 1999.

(b)(4)   Fairness Opinion of J.C. Bradford & Co., L.L.C., dated January 20,
         1999.

(b)(5) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated January 20, 1999.

(b)(6) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated December 21, 1998.

(b)(7) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated December 8, 1998.

(b)(8) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated November 18, 1998.

(b)(9) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated October 14, 1998.

(b)(10) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated October 5, 1998.

(c) Agreement and Plan of Merger, dated as of May 14, 1999, among Company, Pictsweet LLC and UF Acquisition Corp. (incorporated by reference to Appendix A to the Proxy Statement attached hereto as Exhibit 17(d)).

(d) Preliminary copy of Notice of Special Meeting of Stockholders, Proxy Statement and form of Proxy for the Special Meeting of Stockholders of the Company.

(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).

(f)      Not Applicable.


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



                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 1999                  UNITED FOODS, INC.

                                     By: /s/ B. M. Ennis
                                        ----------------------------------------

                                     Name:   B.M. Ennis
                                     Title:  President

                                     PICTSWEET LLC

                                     By: /s/ James I. Tankersley
                                        ----------------------------------------

                                     Name:   James I. Tankersley
                                     Title:  President

                                     UF ACQUISITION CORP.

                                     By: /s/ James I. Tankersley
                                        ----------------------------------------

                                     Name:   James I. Tankersley
                                     Title:  Chairman of the Board and President


                                     JAMES I. TANKERSLEY

                                      /s/ James I. Tankersley
                                     -------------------------------------------



                                     EDNA W. TANKERSLEY

                                      /s/ Edna W. Tankersley
                                     -------------------------------------------



                                     JAMES W. TANKERSLEY

                                      /s/ James W. Tankersley
                                     -------------------------------------------



                                     DARLA T. DARNALL

                                      /s/ Darla T. Darnall
                                     -------------------------------------------



                                     KELLE T. NORTHERN

                                      /s/ Kelle T. Northern
                                     -------------------------------------------



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


                                  Exhibit Index

17(a)        First American National Bank Commitment Letter dated May 21, 1999.

17(b)(1) Opinion of J.C. Bradford & Co., L.L.C., dated May 14, 1999 (incorporated by reference to Appendix B to the Proxy Statement attached hereto as Exhibit 17(d)).

17(b)(2) Report of the Special Transaction Committee of the Board of Directors of United Foods, Inc., dated May 10, 1999.

17(b)(3) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated May 10, 1999.

17(b)(4)     Fairness Opinion of J.C. Bradford & Co., L.L.C., dated January 20,
             1999.

17(b)(5) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated January 20, 1999.

17(b)(6) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated December 21, 1998.

17(b)(7) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated December 8, 1998.

17(b)(8) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated November 18, 1998.

17(b)(9) Information for the Special Committee of the Board of Directors prepared by J.C. Bradford & Co., L.L.C., dated October 14, 1998.

17(b)(10)    Information for the Special Committee of the Board of Directors
             prepared by J.C. Bradford & Co., L.L.C., dated October 5, 1998.

17(c) Agreement and Plan of Merger, dated as of May 14, 1999, among Company, Pictsweet LLC and UF Acquisition Corp. (incorporated by reference to Appendix A to the Proxy Statement attached hereto as
             Exhibit 17(d)).

17(d) Preliminary copy of Notice of Special Meeting of Stockholders, Proxy Statement and form of Proxy for the Special Meeting of Stockholders of the Company.

17(e) Statement of appraisal rights (Section 262 of the Delaware General Corporation Law) (incorporated by reference to Appendix C to the Proxy Statement attached hereto as Exhibit 17(d)).




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